SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
                           AMENDMENT NO. 1 TO
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                      Aktsiaselts Narva Elektrivork
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio 45202



    On January 19, 1999, Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, filed a Form U-57 notification of foreign utility company ("FUCO") status on behalf of Aktsiaselts Narva Elektrivork ("Narva Electric"), a corporation organized under the laws of the Republic of Estonia. Cinergy now files this Amendment to such Form U-57 to reflect Cinergy's increased ownership in Narva Electric, resulting from the completion of the Republic of Estonia's privatization of Narva Electric. As so amended, the notification reads as follows:

Item 1. Name of entity claiming FUCO status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the FUCO and description of the amount and nature of the interest.

     The name of the company on whose behalf FUCO status is claimed is Aktsiaselts Narva Elektrivork and its business address is Kerese 11, Narva EE2000, Estonia.

     Narva Electric owns and uses facilities for the distribution and sale at retail of electrical power in northeastern Estonia, including the cities of Narva, Narva-Joesuu and Sillamae and Vaivara parish. The facilities include approximately 296 substations of different voltage and capacity characteristics, and a distribution network of voltages up to 110kV over an area of approximately 610 square km. The current maximum system demand is 61 megawatts.

     Narva Electric has an issued share capital of 84,313,700 Estonian Crowns (EEK), of which 843,137 shares with a nominal value of one hundred
(100) EEK each are issued and fully paid (representing the entire voting securities of Narva Electric).

     Startekor Investeeringute OU (a corporation organized under the laws of the Republic of Estonia) holds one hundred percent (100%) of the issued share capital of Narva Electric (49% of which was purchased on November 9, 1998 and the remaining 51% of which was purchased on May 5, 1999).

     Cinergy 1 B.V., a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of Cinergy, acquired, effective November 9, 1998, a sixty-seven percent (67%) holding in the share capital of Startekor Investeeringute OU (representing sixty-seven percent (67%) of the voting securities of Startekor Investeeringute OU). Cinergy 1 B.V. accordingly has an indirect sixty-seven percent (67%) equity interest in the outstanding share capital of Narva Electric.

     AS Sthenos Grupp, a company incorporated in the Republic of Estonia, holds the remaining thirty-three percent (33%) interest in the share capital of Startekor Investeeringute OU (representing thirty-three percent (33%) of the voting securities of Startekor Investeeringute OU). AS Sthenos Grupp, accordingly has an indirect thirty-three percent (33%) equity interest in the outstanding share capital of Narva Electric.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the FUCO and such company, and the purchase price paid by any domestic associate public utility company for its interest in the FUCO.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Narva Electric: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Narva Electric, nor is any such investment or contractual relationship contemplated.

                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                   CINERGY CORP.

                                   By: /s/William L. Sheafer
                                       Vice President & Treasurer

Dated:    July 20,  1999